ARMBRUST INC.

NOTE AND ROYALTY PARTICIPATION RIGHT PURCHASE AGREEMENT

This NOTE AND ROYALTY PARTICIPATION RIGHT PURCHASE AGREEMENT (this "*Agreement*") is made and entered into as of [EFFECTIVE DATE], by and between Armbrust Inc., a Delaware corporation (the "*Company*"), and each of the investors (each, an "*Investor*") listed on the Schedule of Investors attached as **Schedule A** hereto (the "*Schedule of Investors*").

RECITALS:

WHEREAS, the Company requires financing, and the Investors have proposed to provide financing to the Company on the terms and conditions set forth herein; and

WHEREAS, the Company and the Investors desire to set forth certain agreements and certain terms and conditions regarding the sale and purchase of the Securities (as defined below) and the relationship between the Company and the Investors.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing premises, the respective representations, warranties and covenants contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1.   *The Notes and the Royalty Participation Right*s.

1.1   *Authorization of the Notes and Royalty Participation Right*. The Company has authorized the sale and issuance of Convertible Promissory Notes (the "*Notes*") and Royalty Participation Rights (the "*Royalty Participation Rights*" and, together with the Notes, the "*Securities*"). The Notes shall be in the form attached hereto as **Exhibit A** and the Royalty Participation Rights shall be in the form attached hereto as **Exhibit B**.

1.2   *Purchase and Sale of the Notes and the Royalty Participation Rights*. Subject to the terms and conditions of this Agreement, each Investor agrees, severally and not jointly, to purchase, and the Company agrees to sell and issue to each Investor: (A) a Note in the principal amount set forth opposite such Investor's name on the Schedule of Investors and (B) a Royalty Participation Right.

1.3   *Closing*.

(a)   At the initial closing, which shall take place on the date of this Agreement (the "*Initial Closing*"), each Investor shall purchase the principal amount of Note set forth opposite such Investor's name on the Schedule of Investors and a Royalty Participation Right. The Company shall deliver to each Investor at the Initial Closing, (A) a Note in the principal amount set forth opposite such Investor's name on the Schedule of Investors against payment of the principal amount of such Note (as detailed on the Schedule of Investors) by such Investor and (B) a Royalty Participation Right.

(b)   The Company may sell, in one or more subsequent closings (each, a "*Subsequent Closing*"), up to an additional amount of Securities which, when combined with the Securities sold at the Initial Closing, will not exceed the aggregate principal amount of the Notes and related Royalty Participation Rights that has been approved by the Board of the Company. At each Subsequent Closing, the Company shall deliver to each new Investor (A) a Note in the principal amount set forth opposite such Investor's name on the Schedule of Investors against payment of the principal amount of such Note (as detailed on the Schedule of Investors) by such Investor and (B) a Royalty Participation Right. Following each Subsequent Closing the parties hereto hereby agree that the Schedule of Investors shall be amended to reflect the Securities purchased by each Investor at such Subsequent Closing without any further action on the part of the Investors. The modification of the Schedule of Investors pursuant to the previous sentence shall not be deemed an amendment requiring the consent of the Investors. The Initial Closing and each Subsequent Closing are referred to herein as a "***Closing***".

Section 2.   ***Representations and Warranties of the Company***. The Company represents and warrants to each of the Investors that as of the Closing, except as set forth on the Disclosure Schedule (the "***Disclosure Schedule***") attached hereto as <u>Schedule B</u> (if any be required), which exceptions shall be deemed to be representations and warranties as if made hereunder, that:

2.1   ***Organization and Standing***. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to do so qualify would have a material adverse effect on its business or properties.

2.2   ***Corporate Power***. The Company has all requisite legal and corporate power and authority (i) to own and operate its properties and assets and to carry on its business, (ii) to execute and deliver this Agreement, the Notes and the Royalty Participation Rights (collectively, the "***Transaction Documents***"), (iii) to sell and issue the Securities and (iv) to carry out and perform the provisions of the Transaction Documents.

2.3   ***Authorization***. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, and delivery of the Transaction Documents, the performance of all obligations of the Company thereunder and under the Securities, and the authorization, issuance, sale and delivery of the Securities, if applicable, has been taken. This Agreement constitutes, and each Note and each Royalty Participation Right, when executed and delivered by the Company, will constitute valid and binding obligations of the Company, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.4   ***Compliance with Other Instruments***. The Company is not in violation or default of any provision of its Certificate of Incorporation or Bylaws or in any material respect of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or, to the Company's knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event that results in the creation of any lien, charge or encumbrance upon any of the assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to the Company, or its business or operations or any of its assets or properties.

2.5   ***Litigation.*** There is no action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body pending or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of such person's consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.6   ***Taxes***. The Company has timely filed or caused to be filed all tax returns and reports required to have been filed and has paid or caused to be paid all taxes required to have been paid by it, except (a) taxes that are being contested in good faith by appropriate proceedings and for which the Company has set aside on its books adequate reserves or (b) to the extent that the failure to do so could not reasonably be expected to result in a material adverse effect.

2.7   ***Brokers***. The Company has no contract, arrangement or understanding with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement nor has any liability for any brokerage or finders' fees or agents, commission or any similar charges in connection with this Agreement

Section 3.   ***Representations and Warranties of the Investors***. Each Investor hereby severally and not jointly represents and warrants to the Company that:

3.1   ***Purchase Entirely for Own Account***. The Securities are issued in reliance upon the Investor's representation to the Company that the Securities are acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Investor further represents that the Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person with respect to the Securities.

3.2   ***Investment Experience***. The Investor is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

3.3   ***Investment Intent***. The Investor is acquiring the Securities for investment for the Investor's own account and not with a view to, or for resale in connection with, any distribution thereof. The Investor understands that the Securities have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act that depends upon, among other things, the bona fide nature of the investment intent as expressed herein.

3.4   ***Rule 144***. The Investor acknowledges that the Securities must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available. The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act which permits limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions.

3.5   ***Information***. The Investor believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Securities. The Investor further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and the business, prospects and financial condition of the Company.

3.6   ***Residency***. In the case of an Investor who is an individual, the state of the Investor's residency, or, in the case of an Investor that is a corporation, partnership or other entity, the state of the Investor's principal place of business.

3.7   ***Tax and Legal Advice***. The Investor is not relying on nor has relied on the Company or any of the Company's officers, directors, managers, equity holders, representatives, agents or advisers (including, without limitation, Egan Nelson LLP), for any advice, including, without limitation, any financial, tax or legal advice in connection with the transactions contemplated by this Note and the other Securities. The Investor has had an opportunity to consult with its legal counsel and tax and other advisers regarding the purchase of the Note and associated Securities. The Investor shall be responsible for any and all taxes, duties and other similar charges payable in connection with the issuance of the Securities, and hereby agrees to indemnify the Company and its successors and assigns with respect to same. The Investor understands and acknowledges that Egan Nelson LLP has acted solely as legal counsel for the Company with respect to the preparation of the Transaction Documents and the transactions contemplated thereby, and has not acted as legal counsel for the Investor in connection therewith.

Section 4.   ***Conditions to Closing***.

4.1   ***Conditions to Closing of the Investors***. Each Investor's obligations at the applicable Closing are subject to the fulfillment, on or prior to such Closing, of all of the following conditions, any of which may be waived in whole or in part by such Investor:

(a)   Representations and Warranties. The representations and warranties made by the Company in Section 2 shall be true and correct in all respects when made, and shall be true and correct in all respects on and as of the Closing with the same force and effect as if they had been made on and as of the Closing.

(b)   Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to such Closing shall have been performed or complied with.

(c)   Delivery of Securities. Against payment of the applicable purchase price, the Company shall have delivered to each Investor a Note with respect to the amounts set forth on the Schedule of Investors and a Royalty Participation Right.

(d)   Consents. Except for the notices required or permitted to be filed after such Closing with certain federal and state securities commissions, the Company shall have obtained all consents, approvals, permits and waivers required in connection with the sale and issuance of the Securities.

(e)   Other Proceedings. All corporate and other proceedings in connection with the transactions contemplated at such Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to such Investor, and such Investor shall have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

4.2   **Conditions to Closing of the Company**. The Company's obligations at each Closing as to each Investor are subject to the fulfillment, on or prior to such Closing, of the following conditions, any of which may be waived in whole or in part by the Company:

(a)   Representations and Warranties. The representations and warranties of each Investor contained in Section 3 shall be true in all respects on and as of such Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

(b)   Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by each Investor on or prior to such Closing shall have been performed or complied with.

(c)   Payment. Each Investor shall have delivered to the Company payment of the principal amount of the Note (via third party escrow account) in the respective amounts set forth opposite such Investor's name on the Schedule of Investors.

(d)   Consents. Except for the notices required or permitted to be filed after such Closing with certain federal and state securities commissions, the Company shall have obtained all consents, approvals, permits and waivers required in connection with the sale and issuance of the Securities.

Section 5.   **Additional Rights and Obligations of the Company and the Investors**.

5.1   **Use of Proceeds.** The Company shall use the net proceeds received by it from the sale of Securities to purchase Production Units (as such term is defined in the Notes and Royal Participation Rights).

Section 6.   **Miscellaneous**.

6.1   **Survival of Warranties**. The warranties, representations and covenants of the Company and the Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period of eighteen (18) months and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investors or the Company.

6.2   **Expenses**. All parties hereto will bear all of their own expenses in connection with the negotiation, execution and delivery of this Agreement and the other Transaction Documents.

6.3 ***Waivers and Amendments***. This Agreement and the other Transaction Documents, and the obligations of the Company and the rights of the Investors under this Agreement and the other Transaction Documents (including the Securities) may be amended, waived, discharged or terminated (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely) with the written consent of the Company and Investors holding a majority of the principal amount of then-outstanding Notes (or if the Notes are no longer outstanding, a majority of the Investors); *provided, however*, that the principal balance or interest rate under an Investor's Note, or the amount of royalty payments to be made to an Investor to under an Investor's Royalty Participation Right, may not be amended without the written consent of such Investor; *provided further*, however, that any amendment, waiver or discharge which would disproportionately and adversely affect an Investor relative to the other Investor must be approved in writing by such Investor. Any amendment, waiver discharge or termination effected in accordance with this Section 6.3 shall be binding upon each Investor and the Company.

6.4 ***Governing Law***. This Agreement shall be governed by and construed under the laws of the State of Texas, without regard to conflicts of law principles.

6.5 ***Attorneys' Fees***. In the event of any dispute involving the terms hereof, the prevailing parties shall be entitled to collect legal fees and expenses from the other party to the dispute.

6.6 ***Notices***. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient when delivered (i) personally, (ii) by overnight courier, (iii) sent by email or fax (upon customary confirmation of receipt), or (iv) forty-eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address or fax number as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

6.7 ***Aggregation of Notes***. All Notes held or acquired by an Investor and its affiliated entities shall be aggregated together for the purpose of determining the availability of any rights under this Agreement. Any single Investor that holds more than one Royalty Participation Right shall be considered to be a number of Investors equal to the number of Royalty Participation Rights held by such Investor for the purposes of determining whether any particular matter is considered approved by a majority of the Investors. For purposes of the foregoing, (a) any Notes held by an Investor that is a partnership, limited liability company or corporation shall be deemed to include Notes held by (i) entities affiliated with such partnership, limited liability company or corporation, (ii) any partner (or retired partner), member (or retired member) or stockholder of such partnership, limited liability company or corporation, (iii) the spouse, siblings, lineal descendants or ancestors of any such partner (or retired partner), member (or retired member) or stockholder, (iv) the estate of any such partner (or retired partner), member (or retired member) or stockholder and (v) any custodian or trustee for the benefit of any such partner (or retired partner), member (or retired member) or stockholder or the spouse, siblings, lineal descendants or ancestors of any such partner (or retired partner), member (or retired member) or stockholder and (b) any Notes held by an Investor that is an individual shall be deemed to include Notes held by (i) the estate of such individual or (ii) the spouse, siblings, lineal descendants or ancestors of such individual and any custodian or trustee for the benefit of any of the foregoing persons.

6.8 ***Entire Agreement***. This Agreement (including the schedules and exhibits hereto), the other Transaction Documents, and the documents and certificates delivered in connection with the Closings constitute the entire agreement among the parties relating to the subject matter hereof and thereof. No party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

6.9 ***Usury***. In the event any interest is paid on a Note, or a fee that is deemed interest, which is in excess of the then-applicable legal maximum rate, then that portion of the interest payment representing an amount in excess of the then-applicable legal maximum rate shall be deemed a payment of principal and applied against the principal of such Note.

6.10 ***Severability***. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

6.11　***Successors and Assigns***. Neither the Securities, nor any rights thereunder, are transferable without the prior written consent of the Company, which the Company may grant or withhold in its sole discretion. Notwithstanding the foregoing, (i) if the applicable Investor is an entity, the Investor shall be permitted to transfer the Securities to any affiliate (as that term is defined in Rule 405 of the Securities Act) of the Investor who (a) executes and delivers an acknowledgement that such affiliate agrees to be subject to, and bound by, all the terms and conditions of the Transaction Documents, (b) makes the representations and warranties to the Company that are set forth in Section 3, and (c) (if requested by the Company) delivers to the Company an opinion of legal counsel, reasonably satisfactory to the Company, that such transfer complies with state and federal securities laws, and (ii) if the Investor is an individual, the Investor may transfer the Securities to a trust established for a direct lineal descendant of the Investor or a similar vehicle for estate planning purposes. If a transfer is permitted pursuant to this Section 6.11, the transfer shall be recorded on the books of the Company upon the surrender of the applicable Securities, properly endorsed, to the Company at its principal offices, and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the holders one or more appropriate new Securities. Subject to the foregoing, the provisions of the Securities shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the Company and the Investor.

6.12　***Delays or Omissions***. No delay or omission to exercise any right, power, or remedy accruing to the Investor, upon any breach or default of the Company under this Agreement or the Securities shall impair any such right, power, or remedy of the Investor nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of the Investors of any breach or default under this Agreement or the Securities, or any waiver on the part of the Investors of any provisions or conditions of this Agreement or the Securities, must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to the Investors, shall be cumulative and not alternative.

6.13　***Titles and Subtitles***. The titles of the paragraphs and subparagraphs of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

6.14　***Telecopy Execution and Delivery***. A facsimile, PDF, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

6.15　***Construction***. The language used in this Agreement and the Securities will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

6.16　***Counterparts***. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.17　***Exculpation Among Investors***. Each Investor acknowledges that it is not relying upon any person, firm or corporation, other than the Company and its officers and directors, in making its decision to invest in the Company. Each Investor agrees that neither any Investor nor any of the respective controlling persons, officers, directors, partners, agents or employees of any Investor shall be liable to any other Investor for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

Armbrust Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):   **INVESTOR:**

[INVESTOR NAME]

Investor Signature

By: _____   By:_____

Name: [Investor Name]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

SCHEDULE A

SCHEDULE OF INVESTORS

Investor	Principal Amount of Note Purchased
Name: [INVESTOR NAME]	$[AMOUNT]

SCHEDULE B

DISCLOSURE SCHEDULE
(if any be required)

FORM OF PROMISSORY NOTE

THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED, OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT.

ARMBRUST INC.

CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, Armbrust Inc., a Delaware corporation (the "***Company***"), promises to pay to the order of the noteholder set forth on the signature page attached hereto (the "***Holder***"), or its registered assigns, the principal amount set forth on the signature page attached hereto, or such lesser amount as shall equal the outstanding principal amount hereof, together with simple interest from the date of this Convertible Promissory Note (this "***Note***") on the unpaid principal balance at a rate equal to 2.0% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. Unless this Note is earlier converted in accordance with the provisions hereof, all unpaid principal, together with any then accrued but unpaid interest and any other amounts payable hereunder, shall be due and payable on the date that is forty-eight (48) months from the Date of this Note (the "***Maturity Date***").

Holder acknowledges that this Note is one of a series of Convertible Promissory Notes of like tenor (collectively, the "***Notes***") being issued by the Company to raise interim financing in connection with the Company's Note and Royalty Participation Right Purchase Agreement dated [EFFECTIVE DATE].

The following is a statement of the rights of the Holder of this Note and the conditions to which this Note is subject, to which the Holder, by the acceptance of this Note, agrees:

Section 1. ***Certain Definitions***.

1.1 "***Change of Control***" means a change in ownership or control of the Company effected through any of the following transactions, in each case excluding a bona fide financing transaction effected primarily for capital raising purposes:

(a) a merger, consolidation or other reorganization approved by the Company's stockholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor corporation or its direct or indirect parent entity are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction;

(b) a stockholder-approved sale, transfer or other disposition of all or substantially all of the Company's assets in liquidation or dissolution of the Company;

(c) the acquisition, directly or indirectly by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company), of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a stock purchase transaction or a tender or exchange offer made directly to the Company's stockholders; or

(d) the exclusive licensing of all or substantially all of the Company's intellectual property in a single transaction or series of related transactions.

1.2 "***Change of Control Value***" means the total value of the consideration (as reasonably determined by the Company's Board of Directors) paid by an acquiring person (or persons) to the Company's stockholders or equity interest holders in the Change of Control.

1.3 "***Net Income***" means income net of (a) costs of goods sold, including, but not limited to, costs of raw materials, labor, maintenance and utilities, (b) research and development costs relating to mechanical and process improvements or government certifications in connection with Production Units, and (c) operational costs, including, but not limited to, rent, recruiting and legal costs.

1.4 "***Note Conversion Price***" means the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing.

1.5 "***Production Unit***" means collectively, (a) an automated assembly line that produces ASTM Level II Surgical Masks and (b) a proportional share (as determined by the number of total Production Units the Company has in operation) of any packing and sealing machines required to produce the ASTM Level II Surgical Masks.

1.6 "***Production Unit Profit***" means the Net Income of all Production Units the Company has put into operation with the proceeds of the Notes sold in the Closing (either an Initial Closing or Subsequent Closing) in which this Note was sold.

1.7 "***Pro Rata Share***" means with respect to the Holder, a fraction (expressed as a percentage), the numerator of which is the original principal amount of this Note and the denominator of which is the total amount of Notes issued and sold in the Closing (either an Initial Closing or Subsequent Closing) in which this Note was sold.

1.8 "***Qualified Financing***" means the next transaction (or series of related transactions) after the date of this Note and before Maturity in which the Company issues and sells shares of its equity securities in exchange for aggregate gross proceeds of at least $5,000,000 (excluding amounts deemed received upon conversion of the Notes and any other indebtedness or similar convertible securities), with the principal purpose of raising capital.

1.9 "***Qualified Financing Securities***" means equity securities issued by the Company in a Qualified Financing for new cash investment.

Section 2. ***Payment of Principal and Interest***. Commencing with the calendar quarter in which Production Unit Profit is realized, the Company shall make payments on this Note within 20 calendar days of the end of each calendar quarter, until this Note, together with all accrued and unpaid interest, shall have been paid in full, in an amount equal the Holder's Pro Rata Share of 65% of accrued Production Unit Profit for such calendar quarter. Notwithstanding the foregoing, the entire principal balance of this Note then unpaid, together with all accrued and unpaid interest, shall be due and payable in full on the Maturity Date. All payments on this Note shall be applied first to the payment of accrued but unpaid interest hereon and then to the payment of all or any portion of the principal balance outstanding hereunder.

Section 3. ***Prepayment***. This Note may be prepaid at any time prior to the Maturity Date without the written consent of the Holder and without premium or penalty.

Section 4. ***Conversion***.

4.1 ***Financing Conversion***. The entire outstanding principal amount of this Note, any accrued but unpaid interest and any other amounts payable under this Note may be converted, at the discretion of the Holder, into Qualified Financing Securities upon the closing of a Qualified Financing. In the event of such conversion, this Note shall be converted into that number of the applicable securities determined by dividing (i) the original principal amount of this Note by (ii) the Note Conversion Price.

4.2 ***Conversion or Payment upon Change of Control***.

(a)   Notwithstanding any other provision of this Note, if a Change of Control occurs where the consideration paid by an acquiring person (or persons) to the Company's stockholders or equity interest holders consists entirely of equity securities that are not publicly traded and listed on a national securities exchange, the then-outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert as of immediately prior to such Change of Control into a number of equity securities of the Company that represents a percentage ownership of the Company determined by dividing (expressed as a percentage) (i) the original principal amount of this Note by (ii) the Change of Control Value multiplied by 0.90.

(b)   Notwithstanding any other provision of this Note, if a Change of Control occurs where the consideration paid by an acquiring person (or persons) to the Company's stockholders or equity interest holders does not consist entirely of equity securities that are not publicly traded and listed on a national securities exchange, the then-outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert as of immediately prior to such Change of Control into a number of equity securities of the Company that represents a percentage ownership of the Company determined by dividing (expressed as a percentage) (i) the original principal amount of this Note by (ii) the lower of (x) the Change of Control Value multiplied by 0.80 and (y) $25,000,000.

4.3   *Conversion Procedure*.

(a)   ***Conversion***. Upon conversion of this Note, the outstanding principal, any accrued but unpaid interest and any other amounts payable under this Note shall be converted automatically, without any further action by the Holder and whether or not the Note is surrendered to the Company. In connection with such conversion, the Company will have the right to set a reference date for the conversion of accrued interest under this Note (which shall be no more than ten (10) business days prior to the Holder's notice evidencing a request to convert), such that interest accrued through such date will be converted and interest shall be deemed to have ceased accruing as of such date.

(b)   ***Fractional Shares; Non-assessable; Effect of Conversion***. No fractional shares or scrip representing fractional shares shall be issued upon conversion of this Note. With respect to any fraction of a share called for upon the conversion of this Note, such fractional share shall be rounded down to the nearest whole share, and the Company shall pay to the Holder the amount of such fractional share multiplied by the applicable conversion price. The Company covenants that any shares of capital stock issuable upon the conversion of this Note will, upon conversion of this Note, be validly issued, fully paid and non-assessable and free from all taxes, liens, and charges in respect of the issue thereof. Upon conversion of this Note, the Company shall be forever released from all its obligations and liabilities under this Note.

4.4   ***Further Assurances***. In connection with the conversion of this Note, by acceptance of this Note, the Holder shall be entitled to, and as a condition to the Company's delivery of any securities upon conversion thereof shall be required to, execute all applicable agreements and other documents executed by similarly situated investors in the financing in which this Note is converted, with customary representations, warranties, and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with public offerings). In the case of a conversion into common stock, units or membership interests, the issuance thereof shall be conditioned on Holder's execution of a purchase or restriction agreement approved by the Board, which agreement shall contain a market stand-off/lock-up, and other transfer restrictions substantially equivalent to those applicable to existing holders of the Company's common stock, units or membership interests, as applicable.

Section 5.   ***Default; Remedies***.

5.1   ***Default***. The Company shall be in default under this Note upon the happening of any condition or event set forth below (each, an "***Event of Default***"):

(a)   the Company's failure to pay (i) when due any principal or interest payment on the due date hereunder or (ii) any other payment required under the terms of this Note on the date due, and such default shall continue unremedied for a period of 30 days following receipt of written notice signed by the Holder of such failure to pay;

(b)   the Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) become insolvent (as such term may be defined or interpreted under any applicable statute), (vi) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vii) take any action for the purpose of effecting any of the foregoing; or

(c)   proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 90 days of commencement.

5.2   *Remedies*.

(a)   Upon the occurrence or existence of any Event of Default under Section 5.1(a), the Holder of this Note may, by written notice to the Company, declare the entire outstanding principal amount of the Note, any accrued but unpaid interest and any other amounts payable thereunder, to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived.

(b)   Upon the occurrence or existence of any Event of Default described in Sections 5.1(b) or 5.1(c), immediately and without notice, the entire outstanding principal amount of the Notes, any accrued but unpaid interest and any other amounts payable under the Notes shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Holder may exercise any other right power or remedy otherwise permitted to it by law, either by suit in equity or by action at law, or both.

Section 6.   *Cash Reserves*. The Company shall establish and maintain reasonable cash reserves in an amount sufficient to satisfy at least 2 months of fixed costs, including, rent, labor cost and utilities, but, for the avoidance of doubt, excluding any amortization or depreciation costs or other non-cash charges.

Section 7.   *Charges, Taxes and Expenses*. Issuance of certificates for equity securities issued upon the conversion of this Note shall be made without charge to the Holder hereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder.

Section 8.   *Saturdays, Sundays, Holidays, etc*. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, a Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day that is not a Saturday, Sunday or legal holiday.

Section 9.   *Cumulative Rights*. No delay on the part of the Holder in the exercise of any power or right under this Note shall operate as a waiver of any such power or right, nor shall a single or partial exercise of any power or right preclude other or further exercise of such power or right or the exercise of any other power or right.

Section 10.   *Miscellaneous*.

10.1   *California Securities Laws* (if applicable). THE SALE OF THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION THEREOF HAVE NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH

4

SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS NOTE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

10.2   *Payment*. All payments under this Note shall be made in lawful tender of the United States.

10.3   *Waivers and Amendments*. This Note and the obligations of the Company and the rights of the Holder under this Note may be amended, waived, discharged or terminated (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely) with the written consent of the Company and the Majority Holders; *provided,* however, that any amendment, waiver or discharge which would disproportionately and adversely affect the Holder relative to the other holders of Notes must be approved in writing by the Holder. Holder acknowledges that (i) an amendment, waiver, discharge or termination effected in accordance with this Section 10.3 shall be binding upon the Holder and the Company, and (ii) the Majority Holders shall have the right and power to diminish or eliminate all rights under the Notes pursuant to this Section.

10.4   *Notices*. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered (i) personally, (ii) by overnight courier, (iii) sent by email or fax (upon customary confirmation of receipt), or (iv) forty-eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, the undersigned's address provided to the portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

10.5   *Severability*. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Note and the balance of this Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

10.6   *Successors and Assigns*.

(a)   Neither this Note nor any rights hereunder are transferable without the prior written consent of the Company, which the Company may grant or withhold in its sole discretion. Notwithstanding the foregoing, (i) if the holder is an entity, the Holder shall be permitted to transfer this Note and/or the Securities to any affiliate (as that term is defined in Rule 405 of the Securities Act) of the Holder who (a) executes and delivers an acknowledgement that such affiliate agrees to be subject to, and bound by, all the terms and conditions of this Note, (b) makes the representations and warranties to the Company that are set forth in the Note Purchase Agreement and (c) (if requested by the Company) delivers to the Company an opinion of legal counsel, reasonably satisfactory to the Company, that such transfer complies with state and federal securities laws, and (ii) if the Holder is an individual, the Holder may transfer this Note and/or the Securities to a trust established for a direct lineal descendant of the Holder or a similar vehicle for estate planning purposes.

(b)   Subject to the foregoing, the provisions of this Note shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Company and the Holder.

10.7   *Usury*. In the event any interest is paid on this Note, or a fee that is deemed interest, which is in excess of the then-applicable legal maximum rate, then that portion of the interest payment representing an amount in excess of the then-applicable legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

10.8   *Pari Passu Notes; Ranking*. The Holder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be *pari passu* in right of payment and in all other respects to the other Notes. In the event the Holder receives payments in excess of its pro rata share of the Company's payments to the Holders of all of the Notes, then the Holder shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders. The Holder agrees that this Note will be subordinate to all current and future indebtedness to banks, commercial finance lenders or similar institution. The Holder agrees to sign a subordination agreement in the form reasonably requested by the Company any creditor.

10.9 ***Titles and Subtitles***. The titles of the paragraphs and subparagraphs of this Note are for convenience of reference only and are not to be considered in construing this Note.

10.10 ***Telecopy Execution and Delivery***. A facsimile, PDF, telecopy or other reproduction of this Note may be executed by one or more parties hereto, and an executed copy of this Note may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Note as well as any facsimile, telecopy or other reproduction hereof.

10.11 ***Construction***. The language used in this Note will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

10.12 ***Expenses***. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to this Note and the transactions contemplated hereby.

10.13 ***Counterparts***. This Note may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Any counterpart delivered electronically by PDF transmission or by facsimile shall be binding to the same extent as an original counterpart with regard to any agreement subject to the terms hereof or any amendment thereto.

10.14 ***Governing Law***. THIS NOTE SHALL BE GOVERNED IN ALL RESPECTS BY THE LAWS OF THE STATE OF TEXAS AS SUCH LAWS ARE APPLIED TO AGREEMENTS BETWEEN TEXAS RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN TEXAS. EACH OF THE PARTIES IRREVOCABLY CONSENTS TO THE EXCLUSIVE PERSONAL JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN TRAVIS COUNTY, TEXAS, AS APPLICABLE, FOR ANY MATTER ARISING OUT OF OR RELATING TO THIS NOTE, EXCEPT THAT IN ACTIONS SEEKING TO ENFORCE ANY ORDER OR ANY JUDGMENT OF SUCH FEDERAL OR STATE COURTS LOCATED IN TEXAS, SUCH PERSONAL JURISDICTION SHALL BE NONEXCLUSIVE.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

Armbrust Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):   **INVESTOR:**

[INVESTOR NAME]

Investor Signature

By: _____   By:_____

Name: [Investor Name]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT B

FORM OF ROYALTY PARTICIPATION RIGHT

THIS RIGHT AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED, OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT.

ROYALTY PARTICIPATION RIGHT

This ROYALTY PARTICIPATION RIGHT (this "***Right***") is entered into by and between Armbrust Inc., a Delaware corporation (the "***Company***") and the Investor set forth on the signature page attached hereto (the "***Investor***").

RECITALS:

WHEREAS, the Company is in the business of manufacturing and selling ASTM Level II Surgical Masks; and

WHEREAS, Company desires to issue and sell to the Investor, and the Investor has agreed to purchase from the Company a Convertible Promissory Note (the "***Note***") (the "***Investment Unit Price***") and this Royalty Purchase Right, pursuant to that certain Note and Royalty Participation Right Purchase Agreement between the parties hereto and of even date herewith (the "***Purchase Agreement***"); and

WHEREAS, in consideration of the provision of the Investment Unit Price, the Company desires to pay a percentage of the net income of certain production units to the Investor; and

WHEREAS, the Investor and the Company wish to define the terms and conditions of the royalty payments;

THEREFORE, in consideration of the mutual considerations herein, the receipt of which is mutually acknowledged, the parties hereto agree as follows:

Section 1. ***Certain Definitions***.

1.1 "***Change of Control***" means a change in ownership or control of the Company effected through any of the following transactions, in each case excluding a bona fide financing transaction effected primarily for capital raising purposes:

(a) a merger, consolidation or other reorganization approved by the Company's stockholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor corporation or its direct or indirect parent entity are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction;

(b) a stockholder-approved sale, transfer or other disposition of all or substantially all of the Company's assets in liquidation or dissolution of the Company;

(c) the acquisition, directly or indirectly by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company), of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a stock purchase transaction or a tender or exchange offer made directly to the Company's stockholders; or

(d)   the exclusive licensing of all or substantially all of the Company's intellectual property in a single transaction or series of related transactions.

1.2   "**Change of Control Value**" means the total value of the consideration (as reasonably determined by the Company's Board of Directors) paid by an acquiring person (or persons) to the Company's stockholders in the Change of Control.

1.3   "**Conversion Price**" means the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing.

1.4   "**Net Income**" means income net of (a) costs of goods sold, including, but not limited to, costs of raw materials, labor, maintenance and utilities, (b) research and development costs relating to mechanical and process improvements or government certifications in connection with Production Units, and (c) operational costs, including, but not limited to, rent, recruiting and legal costs.

1.5   "**Production Unit**" means collectively, (a) an automated assembly line that produces ASTM Level II Surgical Masks and (b) a proportional share (as determined by the number of total Production Units the Company has in operation) of any packing and sealing machines required to produce the ASTM Level II Surgical Masks.

1.6   "**Production Unit Profit**" means the Net Income of all Production Units the Company has put into operation with the proceeds of the Rights sold in the Closing (either an Initial Closing or Subsequent Closing) in which this Right was sold.

1.7   "**Pro Rata Share**" means with respect to the Investor, a fraction (expressed as a percentage), the numerator of which is the original principal amount of Investor's Note and the denominator of which is the total amount of Notes issued and sold in the Closing (either an Initial or Subsequent Closing) in which Investor's Note was sold.

1.8   "**Qualified Financing**" means the next transaction (or series of related transactions) after the date of this Right in which the Company issues and sells shares of its equity securities in exchange for aggregate gross proceeds of at least $5,000,000 (excluding amounts deemed received upon conversion of the Rights and any other indebtedness or similar convertible securities), with the principal purpose of raising capital.

1.9   "**Qualified Financing Securities**" means equity securities issued by the Company in a Qualified Financing for new cash investment.

Section 2.   *Source, Amount and Timing of Royalty Payments*. Commencing with the calendar quarter that ends immediately after the Note has been repaid in full, the Company shall pay to Investor within 20 calendar days of the end of each calendar quarter, royalty payments equal to the applicable percentage set forth on Exhibit B attached hereto (for the avoidance of doubt, such applicable percentage to be based on the cumulative Royalty Payments made to date) of accrued Production Unit Profit for such calendar quarter (the "**Royalty Payments**"). For the avoidance of doubt, any amounts paid pursuant to Section 2 of the Note shall be deducted from the Royalty Payments otherwise required to be paid for the quarter under this Agreement in which the Note has been repaid in full.

Section 3.   *Conversion*.

3.1   *Financing Conversion*. This Right may be converted, at the discretion of the Investor, into Qualified Financing Securities upon the closing of a Qualified Financing. In the event of such conversion, this Right shall be converted into that number of the applicable securities determined by dividing (i) the Investment Unit Price by (ii) the Conversion Price.

3.2   *Conversion or Payment upon Change of Control*.

(a)   Notwithstanding any other provision of this Right, if a Change of Control occurs, this Right shall automatically convert effective as of immediately prior to such Change of Control into a number of equity securities of the Company that represents a percentage ownership of the Company determined by dividing (expressed as a percentage) (x) the Investment Unit Price by (y) the Change of Control Value.

3.3   **SAFE Conversion**. At any time after (a) the Note has been repaid in full, and (b) the board of directors of the Company determines to change the strategic direction of the Company, the Company at its discretion and upon notice to the Investor, may convert this Right to an uncapped, undiscounted Simple Agreement for Future Equity (SAFE) substantially in the form as referenced in Exhibit A, with a principal amount equal to the Investment Unit Price.

3.4   **Conversion Procedure**.

(a)   **Conversion**. Upon conversion of this Right, any amounts payable under this Right shall be converted automatically, without any further action by the Investor and whether or not the Right is surrendered to the Company. In connection with such conversion, the Company will have the right to set a reference date for the conversion of accrued Royalty Payments under this Right (which shall be no more than ten (10) business days prior to the Investor's notice evidencing a request to convert), such that Royalty Payments accrued through such date will be converted and Royalty Payments shall be deemed to have ceased accruing as of such date.

(b)   **Fractional Shares; Non-assessable; Effect of Conversion**. No fractional shares or scrip representing fractional shares shall be issued upon conversion of this Right. With respect to any fraction of a share called for upon the conversion of this Right, such fractional share shall be rounded down to the nearest whole share, and the Company shall pay to the Investor the amount of such fractional share multiplied by the applicable conversion price. The Company covenants that any shares of capital stock issuable upon the conversion of this Right will, upon conversion of this Right, be validly issued, fully paid and non-assessable and free from all taxes, liens, and charges in respect of the issue thereof. Upon conversion of this Right, the Company shall be forever released from all its obligations and liabilities under this Right.

3.5   **Further Assurances**. In connection with the conversion of this Right, by acceptance of this Right, the Investor shall be entitled to, and as a condition to the Company's delivery of any securities upon conversion thereof shall be required to, execute all applicable agreements and other documents executed by similarly situated investors in the financing in which this Right is converted, with customary representations, warranties, and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with public offerings). In the case of a conversion into common stock, units or membership interests, the issuance thereof shall be conditioned on Investor's execution of a purchase or restriction agreement approved by the Board, which agreement shall contain a market stand-off/lock-up, and other transfer restrictions substantially equivalent to those applicable to existing holders of the Company's common stock, units or membership interests.

Section 4.   **Termination.** This Right shall automatically terminate upon any conversion pursuant to Section 3 or any conversion of the Note pursuant to Section 4 thereof. For the avoidance of doubt, to the extent the Note is outstanding, the Investor shall not also have the right to also convert this Right in accordance with Section 3.

Section 5.   **Miscellaneous**.

5.1   **California Securities Laws** (if applicable). THE SALE OF THIS RIGHT AND THE SECURITIES ISSUABLE UPON CONVERSION THEREOF HAVE NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS RIGHT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

5.2   **Payment**. All payments under this Right shall be made in lawful tender of the United States.

5.3   **_Waivers and Amendments_**. This Right and the obligations of the Company and the rights of the Investor under this Right may be amended, waived, discharged or terminated (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely) with the written consent of the Company and a majority of the Investors holding Rights; *provided,* however, that any amendment, waiver or discharge which would disproportionately and adversely affect the Investor relative to the other holders of the Rights must be approved in writing by the Investor. Any single Investor that holds more than one Royalty Participation Right shall be considered to be a number of Investors equal to the number of Royalty Participation Rights held by such Investor for the purposes of determining whether any particular matter is considered approved by a majority of the Investors. Investor acknowledges that (i) an amendment, waiver, discharge or termination effected in accordance with this Section 5.3 shall be binding upon the Investor and the Company, and (ii) a majority of the Investors holding Rights shall have the right and power to diminish or eliminate all rights under the Rights pursuant to this Section.

5.4   **_Notices_**. Any notice required or permitted by this Right shall be in writing and shall be deemed sufficient when delivered (i) personally, (ii) by overnight courier, (iii) sent by email or fax (upon customary confirmation of receipt), or (iv) forty-eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address, as subsequently modified by written notice, or if no address is, at the most recent address set forth in the Company's books and records.

5.5   **_Severability_**. If one or more provisions of this Right are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Right and the balance of this Right shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

5.6   **_Successors and Assigns_**.

(a)   Neither this Right nor any rights hereunder are transferable without the prior written consent of the Company, which the Company may grant or withhold in its sole discretion. Notwithstanding the foregoing, (i) if the Investor is an entity, the Investor shall be permitted to transfer this Right and/or the Securities to any affiliate (as that term is defined in Rule 405 of the Securities Act) of the Investor who (a) executes and delivers an acknowledgement that such affiliate agrees to be subject to, and bound by, all the terms and conditions of this Right, (b) makes the representations and warranties to the Company that are set forth in Purchase Agreement and (c) (if requested by the Company) delivers to the Company an opinion of legal counsel, reasonably satisfactory to the Company, that such transfer complies with state and federal securities laws, and (ii) if the Investor is an individual, the Investor may transfer this Right and/or the Securities to a trust established for a direct lineal descendant of the Investor or a similar vehicle for estate planning purposes.

(b)   Subject to the foregoing, the provisions of this Right shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Company and the Investor.

5.7   **_Titles and Subtitles_**. The titles of the paragraphs and subparagraphs of this Right are for convenience of reference only and are not to be considered in construing this Right.

5.8   **_Telecopy Execution and Delivery_**. A facsimile, PDF, telecopy or other reproduction of this Right may be executed by one or more parties hereto, and an executed copy of this Right may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Right as well as any facsimile, telecopy or other reproduction hereof.

5.9   **_Construction_**. The language used in this Right will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

5.10   **_Expenses_**. The Company and the Investor shall each bear its respective expenses and legal fees incurred with respect to this Right and the transactions contemplated hereby.

5.11   ***Counterparts***. This Right may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Any counterpart delivered electronically by PDF transmission or by facsimile shall be binding to the same extent as an original counterpart with regard to any agreement subject to the terms hereof or any amendment thereto.

5.12   ***Governing Law***. THIS RIGHT SHALL BE GOVERNED IN ALL RESPECTS BY THE LAWS OF THE STATE OF TEXAS AS SUCH LAWS ARE APPLIED TO AGREEMENTS BETWEEN TEXAS RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN TEXAS. EACH OF THE PARTIES IRREVOCABLY CONSENTS TO THE EXCLUSIVE PERSONAL JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN TRAVIS COUNTY, TEXAS, AS APPLICABLE, FOR ANY MATTER ARISING OUT OF OR RELATING TO THIS RIGHT, EXCEPT THAT IN ACTIONS SEEKING TO ENFORCE ANY ORDER OR ANY JUDGMENT OF SUCH FEDERAL OR STATE COURTS LOCATED IN TEXAS, SUCH PERSONAL JURISDICTION SHALL BE NONEXCLUSIVE.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

Armbrust Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

[INVESTOR NAME]

Investor Signature

By: _____

By:_____

Name: [Investor Name]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT A
SAFE – UNCAPPED, UNDISCOUNTED, MFN

Substantially similar to the Y Combinator form SAFE linked below and attached hereto:
https://www.ycombinator.com/assets/ycdc/Postmoney%20Safe%20-%20MFN%20Only%20v1.1-e34548a382b732f12461b19fea3da24f06873d1903b4b55bf13aa25bb55911f3.docx

EXHIBIT B

Applicable Percentage of Production Unit Profit payable	Total Royalty Payment made
20%	Until 1x in cumulative Royalty Payments have been made
15%	Until 2x in cumulative Royalty Payments have been made
10%	Until 3x in cumulative Royalty Payments have been made
5%	Until the Right is terminated or converted pursuant to its terms